SOS Limited

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

June 27, 2025

Re:	SOS Limited
Registration Statement on Form F-3, as amended
Initially filed March 14, 2025, as amended
File No. 333-285820

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SOS Limited (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on June 30, 2025, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer
SOS Limited

cc:	Joan Wu, Esq.,
Hunter Taubman Fischer & Li LLC